
               FIRST AMENDMENT TO THE 1997 RIGHTS AGREEMENT

          This First Amendment (this "Amendment") is made as of
November 12, 1998 between Airgas, Inc., a Delaware corporation (the "Company"), and The Bank of New York, a New York banking corporation, as Rights Agent (the "Rights Agent").

          The Company and the Rights Agent entered into a Rights Agreement, dated as of April 1, 1997 (the "Rights Agreement").

          Pursuant to Section 26 of the Rights Agreement, the Board of Directors of the Company has authorized this amendment to the Rights Agreement.

          Accordingly, in consideration of the premises and mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

          Section 1. Amendments to Rights Agreement. The Rights Agreement shall be amended as follows:

               (a) The first sentence of Section 3(a) of the Rights Agreement is hereby amended by deleting the words ", provided that if such determination occurs on or after the date of an Adverse Change in Control, then such date may be extended only if there are Continuing Directors in office and such extension is authorized by a majority of such Continuing Directors".

               (b) Section 23(a) is hereby deleted in its entirety and replaced with the following:

     "The Board of Directors of the Company may, at its option, at any time prior to the earlier of (i) any Person becoming an Acquiring Person or (ii) the Close of Business on the Final Expiration Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). Notwithstanding the foregoing, in the event payment of the Redemption Price to a holder of Rights would result in the payment of an amount not equal to $.01 or an integral multiple of $.01, the amount to be paid shall be rounded upward to the next $.01. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the current market price per share at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors."

              (c) The first and second sentences of Section 27 are hereby deleted in their entirety and replaced with the following:


     "Prior to the earliest of (i) the Distribution Date or (ii) a Triggering Event, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement (including supplements or amendments that may be deemed to affect the interests of the holders of Right Certificates adversely) without the approval of any holders of certificates representing shares of Common Stock and associated Rights. From and after the earliest of (i) the Distribution Date or (ii) a Triggering Event, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Right Certificates (i) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein or (ii) to make any other changes or provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of any such Acquiring Person), and no such supplement or amendment may cause the Rights again to become redeemable at such time as the Rights are not then redeemable or cause this Agreement again to become amendable other than in accordance with this sentence."

              (d) The third sentence of Section 27 is hereby amended by deleting the words "or, so long as any Person is an Acquiring Person hereunder, the Continuing Directors".

              (e) Section 29 is hereby amended by (i) deleting in each instance where they appear the words "(with, where specifically provided for herein, the concurrence of the Continuing Directors)", and
(ii) deleting from the last sentence thereof the words "or the Continuing Directors".

         Section 2. One Agreement. Except as otherwise expressly provided in this Amendment, all of the terms, conditions and provisions of the Rights Agreement shall remain the same, and the Rights Agreement, as amended hereby, shall continue in full force and effect and this Amendment and the Rights Agreement shall be read and construed as one instrument.

         Section 3. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State.

         Section 4. Counterparts. This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed an original and all of which when taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date and year first written above.

                             AIRGAS, INC.



                             By: /s/ G.L. Keen Jr.
                                 Name: G.L. Keen Jr.
                                 Title: Sr. V.P. Law & Corp. Dev.


                             THE BANK OF NEW YORK,
                             As Rights Agent



                             By: /s/ Ralph Chianese
                                 Name: Ralph Chianese
                                 Title: Vice President